EXHIBIT 12
ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	(Unaudited)
millions except ratio amounts	2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes	$54	$2,106	$3,565	$(3,424)	$1,641
Equity (income) adjustment	(119)	(64)	(110)	(102)	(74)
Fixed charges	1,245	1,173	1,209	1,232	1,289
Amortization of capitalized interest	61	46	17	29	41
Distributed income of equity investees	121	25	33	34	11
Capitalized interest	(201)	(263)	(221)	(147)	(128)
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(14)	(11)	(10)	(7)	(6)
Total Earnings	$1,147	$3,012	$4,483	$(2,385)	$2,774
Interest expense including capitalized interest	974	930	954	984	999
Interest expense included in other (income) expense	36	37	42	38	39
Estimated interest portion of rental expenditures	235	206	213	210	251
Total Fixed Charges	$1,245	$1,173	$1,209	$1,232	$1,289
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$1,245	$1,173	$1,209	$1,232	$1,289
Ratio of Earnings to Fixed Charges	*	2.57	3.71	*	2.15
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	*	2.57	3.71	*	2.15
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*	As a result of the Company’s net loss in 2014 and 2011, Anadarko’s earnings did not cover total fixed charges, nor combined fixed charges by $98 million for 2014 and $3,617 million for 2011.

       These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes, adjusted for: income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, distributed income of equity investees, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.